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                                                                  EXHIBIT (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made by the Prospectus (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to, nor will Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on Purchaser's behalf by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC (the "Dealer Managers") or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                   Notice by
                           Fenres Acquisition Corp.
                         a wholly owned subsidiary of
                          Georgia-Pacific Corporation
                           of its Offer to Exchange
                       $29.60 Net to the Seller in Cash
                                      and
                        .2644 Shares of Common Stock of
               Georgia-Pacific Corporation--Georgia-Pacific Group
                  (Subject to the Limitation Described Below)
                                      for
                    Each Outstanding Share of Common Stock
         (Including the Associated Rights to Purchase Preferred Stock)
                                      of
                            Fort James Corporation

Fenres Acquisition Corp. ("Purchaser"), a Virginia corporation and a wholly owned subsidiary of Georgia-Pacific Corporation, a Georgia corporation ("Parent"), is offering to exchange $29.60, net to the seller in cash, and .2644 shares of common stock, par value $.80 per share, of Georgia-Pacific Corporation--Georgia-Pacific Group ("Parent Group Common Stock"), subject to the limitation described below, for each outstanding share of common stock, par value $.10 per share (the "Common Stock"), of Fort James Corporation (the "Company"), together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of February 26, 1999, as amended (the "Rights Agreement"), between the Company and the Norwest Bank Minnesota, N.A., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), upon the terms and subject to the conditions set forth in the Prospectus and related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The number of shares of Parent Group Common Stock into which each Share would be exchanged in the Offer will be determined by dividing $10.40 by the average (rounded to the nearest 1/10,000) of the volume weighted averages (rounded to the nearest 1/10,000) of the trading prices of Parent Group Common Stock on the New York Stock Exchange for the 10 consecutive trading days ending on the third trading day immediately preceding the date on which Purchaser accepts for exchange the Shares tendered in the Offer; provided that if the average trading price for Parent Group Common Stock during such period is less than or equal to $39.33, the exchange ratio will be .2644. The purpose of the Offer is to enable Parent to acquire all of the equity interest in the Company. As of October 11, 2000, Parent owns no Shares. Following consummation of the Offer, Parent intends to effect the Merger described below. Shareholders of record who tender directly
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to the Exchange Agent (as defined below) will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes, if any, on the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Dealer Managers, EquiServe Trust Company, N.A., which is acting as exchange agent (the "Exchange Agent"), and D.F. King & Co., Inc., which is acting as the "information agent" (the "Information Agent"), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 9, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the Expiration Date (as defined below) that number of Shares which represents not less than two-thirds of the total outstanding Shares on a fully diluted basis and (2) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any material European antitrust filing. The Offer is also subject to other conditions. See the Prospectus. The Offer is not conditioned upon Parent or Purchaser obtaining financing.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 16, 2000 (the "Merger Agreement") among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement and in accordance with applicable law, Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the Company's treasury or Shares owned by Parent, Purchaser or any subsidiary of Parent or Purchaser immediately before the Effective Time, all of which will be cancelled) will be converted into the right to receive the same consideration paid in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger Agreement is more fully described in the Prospectus.

The Board of Directors of the Company (1) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the Company and the Company's shareholders,
(2) has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.

For purposes of the Offer, Purchaser shall be deemed to have accepted for exchange, and thereby exchanged, Shares validly tendered and not properly withdrawn when, as and if Purchaser gives oral or written notice to the Exchange Agent, as agent for the tendering shareholders, of its acceptance for exchange of such Shares. Payment for Shares so accepted will be made by deposit of the purchase price therefor with the Exchange Agent, which will act as agent for tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering shareholders. In all cases, payment for Shares accepted for exchange pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (i) certificates representing such Shares (or timely confirmation of a book-entry transfer of such Shares into the Exchange Agent's account at The Depository Trust Company ("DTC")), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or an Agent's Message (as defined in the Prospectus) in connection with a book-entry transfer and (iii) any other documents required by the Letter of Transmittal.
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The term "Expiration Date" means 12:00 midnight, New York City time, on November
9, 2000, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire prior to the exchange of any Shares.

Purchaser may, without the consent of the Company, extend the Offer beyond the then-scheduled Expiration Date in the following events: (i) for one or more periods (not in excess of 10 business days each) but in no event ending later than February 28, 2001 if at the then-scheduled or extended Expiration Date any of the conditions to the Offer have not been satisfied or waived, until such conditions are satisfied or waived, (ii) for any period required by any rule, regulation, interpretation or position of the United States Securities and Exchange Commission or the staff thereof applicable to the Offer or any period required by applicable law or (iii) for an aggregate period of not more than 10 business days beyond the latest applicable date that would otherwise be permitted under clauses (i) or (ii) of this sentence, if, as of such date, all of the conditions to the Offer have been satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals 80% or more, but less than 90%, of the outstanding Shares on a fully diluted basis.
In the event that Purchaser is unable to consummate the Offer on the initial Expiration Date due to the failure of the conditions to the Offer to be satisfied or waived, Parent shall cause Purchaser to, unless the Merger Agreement is terminated, extend the Offer and set subsequent Expiration Dates until February 28, 2001.

Purchaser shall cause any such extension to be made by giving oral or written notice of such extension to the Exchange Agent, which will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to the right, if any, of a tendering shareholder to withdraw such shareholder's Shares.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the final Expiration Date unless theretofore accepted for exchange pursuant to the Offer. For a withdrawal of Shares tendered to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at one of its addresses set forth in the Prospectus. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Exchange Agent, the name of the registered holder and the serial numbers shown on the particular certificate evidencing the Shares to be withdrawn must also be furnished to the Exchange Agent prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Prospectus) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with such withdrawn Shares and must otherwise comply with DTC's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Prospectus and is incorporated herein by reference.
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In connection with the Offer, the Company has provided Purchaser with the names and addresses of all record holders of Shares and security position listings of Shares held in stock depositories. The Prospectus, the related Letter of Transmittal and other related materials will be mailed to registered holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The Prospectus and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Any questions or requests for additional copies of the Prospectus, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below, and copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Managers, the Exchange Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
D.F. King & Co., Inc.
77 Water Street
New York, New York 10005
Banks and Brokers, Call Collect: 1-212-269-5550
All Others, Call Toll-Free: 1-888-460-7637
The Dealer Managers for the Offer are:
Merrill Lynch & Co.
Four World Financial Center
New York, New York 10080
Call Collect: 1-212-236-3790
Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
Call Toll-Free: 1-866-216-0930
October 13, 2000